UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,222,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,222,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,419,054
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,419,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,054
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,345
	8	SHARED VOTING POWER 185,767
	9	SOLE DISPOSITIVE POWER 684,345
	10	SHARED DISPOSITIVE POWER 185,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,112
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,758
	8	SHARED VOTING POWER 89,037
	9	SOLE DISPOSITIVE POWER 53,758
	10	SHARED DISPOSITIVE POWER 218,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 7 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, Prescott Associates and Prescott General Partners LLC (“PGP”) on January 5, 2012, June 4, 2012, June 12, 2012, July 10, 2012 and November 26, 2012, respectively, and Amendment No. 6 filed with the SEC on April 22, 2013 by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates and PGP (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 2,222,789 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 199,715 and 220,792 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee (the “Plan”), (ii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts.” The 2,563,784 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

In addition, Mr. Smith may be deemed to beneficially own 670,397 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith and of which he is the sole member, and Mr. Vassalluzzo beneficially owns 53,758 shares of Common Stock for his own account (collectively, the “Personal Shares”). Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

Mr. Vassalluzzo currently serves as a director of the Issuer. Subject to the agreements described above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) Based on information included in the current report on Form 8-K filed by the Issuer on February 2, 2016, which disclosed that 20,132,972 shares of Common Stock were outstanding as of December 31, 2015, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 2,222,789 shares (11.0%); Prescott Associates – 1,419,054 shares (7.0%); Mr. Smith – 870,112 shares (4.3%); and Mr. Vassalluzzo – 271,792 shares (1.3%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,222,789 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,419,054 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 684,345 and 53,758 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 185,767 and 89,037 shares, respectively, and to share the power to dispose or to direct the disposition of 185,767 and 218,034 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock except the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
01/29/16	Acquisition[1]	Scott J. Vassalluzzo	1,200	$0

__________________

(1) Represents the vesting of performance-based restricted stock units granted under the Issuer’s Incentive Compensation Plan. Each restricted stock unit represents and has a value equal to one share of common stock of the Issuer. Shares will be distributed to Mr. Vassalluzzo on February 22, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Mr. Vassalluzzo currently serves as a director of the Issuer. Under the Issuer’s Amended and Restated Incentive Compensation Plan dated March 26, 2012 (the “2012 Incentive Plan”), non-employee directors are eligible to receive incentive compensation in the form of restricted stock unit (“RSU”) awards. Each RSU represents and has a value equal to one share of the Issuer’s common stock. The RSUs will vest over a five-year period starting in 2014 based upon the compounded annual growth rate in the Issuer’s adjusted economic profit. Vested RSUs will be distributed on February 22, 2021. As of the date hereof, Mr. Vassalluzzo has 1,600 vested RSUs and 2,400 unvested RSUs under the Issuer’s 2012 Incentive Plan.

In addition, Mr. Vassalluzzo has 9,125 vested RSUs granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated April 6, 2009 (the “2009 Incentive Plan”). The RSUs granted under the 2009 Incentive Plan have the same terms as those granted under the 2012 Incentive Plan, with the exception of the performance period and the distribution date. The RSUs granted to Mr. Vassalluzzo under the 2009 Incentive Plan vested over a five-year period starting in 2009 based upon the compounded annual growth rate in the Issuer’s adjusted economic profit and will be distributed on February 22, 2016.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7. Material to Be Filed as Exhibits

1.    Agreement relating to the joint filing of statement on Schedule 13D dated February 16, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016.

PRESCOTT General partners LLC

             /s/ Scott J. Vassalluzzo

Name:  Scott J. Vassalluzzo

Title:    Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

             /s/ Scott J. Vassalluzzo

Name:  Scott J. Vassalluzzo

Title:    Managing Member

             /s/ Thomas W. Smith

Thomas W. Smith

             /s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo